Exhibit 16.1

Tel:	408-278-0220	300 Park Avenue, Suite 900
Fax:	408-278-0230	San Jose, CA 95110
www.bdo.com

September 15, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 13, 2017, to be filed by our former client, Support.com, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.